EXHIBIT 99
Risk Factors
     Our future operating results and financial condition are dependent on our ability to successfully provide truckload carrier services to meet dynamic customer demand patterns. Inherent in this process are a number of factors that we must successfully manage in order to achieve favorable future operating results and financial condition. Potential risks and uncertainties that could affect future operating results and financial condition include, without limitation, the factors discussed below.
Our operating results fluctuate and may be materially adversely affected by economic conditions and business factors unique to the trucking industry.
     Our business is dependent upon a number of factors, many of which are beyond our control. These factors include excess capacity in the trucking industry, difficulty in attracting and retaining qualified drivers, interest rates, significant increases or fluctuations in fuel prices, fuel taxes, tolls, license and registration fees and insurance and claims costs, to the extent not offset by increases in freight rates. Our results of operations also are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries (such as retail, manufacturing and paper products) in which there is a concentration of customers. Economic and other conditions may adversely affect our customers and their ability to pay for our services. Any customers so affected represent a potential for loss. We also could be affected by terrorist activities, natural disasters, or enhanced security measures, which could impact the economy or otherwise increase operating expenses and reduce productivity. In addition, our results of operations are affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and operating expenses tend to be higher in the winter months primarily due to colder weather that causes higher fuel consumption from increased idle time.
We may experience substantial difficulty in attracting and retaining qualified drivers, including independent contractors.
     In the past, there have been shortages of drivers in the trucking industry and such shortages may occur in the future. Periodically, the trucking industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. If we are unable to continue to retain and attract drivers or contract with independent contractors and fleets, we could be required to adjust our driver compensation package, let trucks sit idle or otherwise operate at a reduced level, which could adversely affect our operations and profitability.
Our operations are particularly sensitive to volatility in fuel prices.
     Significant increases or rapid fluctuations in fuel prices are major issues for the transportation industry. Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have an adverse effect on our operations and profitability. We believe that the most effective protection against fuel cost increases is to maintain a fuel-efficient fleet and to implement fuel surcharges when such an option is necessary and available. We have fuel surcharge revenue programs in place with a majority of our customers which has helped to offset the majority of the negative impact of rising fuel prices associated with loaded or billed miles. However, we also incur fuel costs that cannot be recovered associated with empty miles, out of route miles or the time when our engines are idling. In addition, there can be timing differences between a change in our fuel costs and the timing of recovery of fuel surcharge billed to customers. There can be no assurance that such fuel surcharges can be maintained indefinitely or will be sufficiently effective.
The trucking industry is extremely competitive and fragmented.

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     The trucking industry is extremely competitive and fragmented. No single truckload carrier has a significant market share. We compete with many other truckload carriers of varying sizes, customers’ private fleets, and, to a lesser extent, with railroads which may limit our growth opportunities and reduce profitability.
     Historically, competition has created downward pressure on the truckload industry’s pricing structure. Some trucking companies with which we compete have greater financial resources.
The trucking industry is very capital intensive.
     The trucking industry is very capital intensive. We depend on cash from operations, operating leases and debt financing for funds to expand the size of our fleet and maintain modern revenue equipment. If we were unable in the future to enter into acceptable financing arrangements, it would limit our operations and profitability.
We are dependent on certain personnel that are key to the management of our business and operations.
     Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain our executive officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, even if we are able to continue to retain and recruit talented personnel we may not be able to do so without incurring substantial costs.
We operate in a highly regulated industry and changes in existing regulations or violations of existing or future regulations could have a material adverse effect on our operations and profitability.
     We are regulated by the US DOT and the FMCSA. We may also become subject to new or more comprehensive or restrictive regulations relating to fuel emissions, ergonomics or other issues regulated by the United States Environmental Protection Agency (“EPA”) or other state or federal agencies. In addition, our operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks. If we should be involved in a spill or other accident involving hazardous substances or if we were found to be in violation of applicable laws or regulations, we could be subject to fines and penalties that could have a material adverse effect on our business and operating results. EPA regulations continue to require significantly reduced engine emissions. A new set of standards is expected to become effective in 2007, which may increase the cost and reduce the fuel efficiency of new engines. The increased cost of complying with such regulations could have a material adverse effect on our business and operating results.
     In October 2005, the FMCSA, a department within the US DOT, completed a review of our operations and safety management controls. Upon completion of the review process, the FMCSA assigned to us a safety fitness rating of “satisfactory,” the highest rating given by the FMCSA. The “satisfactory” safety fitness rating resolves our litigation with the FMCSA over the agency’s proposed “conditional” rating in 2003. There are three possible ratings assigned by FMSCA: satisfactory, conditional and unsatisfactory. If FMSCA determines our safety rating to be “conditional” in a future review, it could result in certain material adverse consequences to our business and operations.
     Although a conditional rating will not result in the loss of our authority to transport materials, certain industry standard provisions in our contracts with our customers could allow the customer to reduce or terminate its relationship with us. If a significant customer or large number of smaller customers, or combination thereof, reduce or terminate their relationship with us, it would have a material adverse affect on our business. In addition, there is a possibility that a drop to conditional status could affect our ability to self-insure for personal injury and property damage relating to the transportation of freight, which could cause our insurance costs to increase.
     The FMCSA revised their Hours-of-Service (“HOS”) regulations effective January 2004 to increase the maximum daily drive time from 10 to 11 hours, but no longer allowed for breaks in the on-duty period. We believe that these changes may have caused productivity losses as there is wait time while the tractors are loaded, unloaded or otherwise detained which cannot be recovered with additional drive time. This also has an impact on our driver wages since they

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are paid primarily on the number of trip miles. In such situations, we have worked with our shippers to try to minimize the loss of productivity. When necessary, we have billed our shippers for accessorial charges and in turn compensated our drivers and owner-operators accordingly so as to maintain our existing pay structure. Throughout 2004 and 2005, we have been generally successful in recovering these additional amounts from our customers through accessorial charges and have not experienced a negative financial impact from these changes to date.
     The FMCSA then issued new HOS regulations effective October 2005. In general, the regulations did not reduce the amount of available driving hours, but restricted the sleeper berth provision. The new sleeper berth provision allows the drivers’ required rest period of 10 hours to be split into two parts, but requires one period to be at least 8 consecutive hours. These changes could impact the flexibility of solo and team drivers to effectively manage their available work hours. If we are unsuccessful in working with customers on the timing of pick-ups and deliveries or in working with drivers to optimize their available driving hours, the changes could result in a loss of productivity.
Volatility in the used equipment sales market could adversely affect our operations.
     We rely on the sale of used equipment to offset the cost of purchasing new equipment. From 1999 to 2003, used tractor values deteriorated significantly. In 2004, used tractor prices began rising and remained stable in 2005. Should this trend reverse and prices deteriorate, it could have a material adverse effect on our business and operating results.
We currently self-insure for certain liabilities which subjects us to various risks, some of which are beyond our control.
     At the present time, we self-insure for liability resulting from cargo loss, personal injury, workers’ compensation, and property damage, and maintain insurance with licensed insurance companies above our limits on self-insurance. (See “Safety and Insurance” in the Business section above.) To the extent we were to experience an increase in the number of claims for which we are self-insured, our operating results would be materially adversely affected. In addition, significant increases in insurance costs, to the extent not offset by freight rate increases, or difficulties in obtaining insurance would reduce our profitability. Although we endeavor to limit this, we may also have some exposure to the extent any of our shipping subcontractors are inadequately insured for any accident.
We depend on key customers, the loss of which may have a material adverse effect on our operations and profitability.
     A significant portion of our revenue is generated from several key customers. During 2005, our top 25, 10 and 5 customers accounted for 56%, 40% and 31% of revenues, respectively. Our largest customer, Wal-Mart accounted for 15% of our revenues in 2005. We do not have long-term contractual relationships with many of our key customers, and there can be no assurance that our relationships with our key customers will continue as presently in effect. A reduction in or termination of our services by a key customer could have a material adverse effect on our business and operating results.
We depend on third parties, particularly in our expanding intermodal business.
     Our intermodal business utilizes railroads and some third-party dray carriers to transport freight for our customers. Changes in the service level, availability or cost of such services could have material adverse effect on our operations and profitability. In addition, we are significantly expanding our intermodal business and, as a result, may experience slower initial demand and operational difficulties as we develop that business.

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